SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

CNH GLOBAL N.V.
Form 6-K for the month of October 2006
List of Exhibits:
1.	News release entitled, “CNH Reports Third Quarter 2006 Net Income of $67 million, up 148 percent from $27 million in Third Quarter 2005”

FOR IMMEDIATE RELEASE
For more information contact:
Thomas Witom News and Information            (847) 955-3939
Albert Trefts, Jr. Investor Relations               (847) 955-3821
CNH Reports Third Quarter 2006 Net Income of $67 million, up
148 percent from $27 million in Third Quarter 2005
■	Equipment Operations third quarter gross margin up 1.8 percentage points

■	Improved full-year 2006 outlook for diluted EPS before restructuring costs — raised to a range of $1.40 to $1.50 per share from range of $1.30 to $1.40 per share

■	Global actions initiated to accelerate cost reductions, including optimization of North American Agricultural Equipment manufacturing footprint
LAKE FOREST, Illinois (October 25, 2006) – CNH Global N.V. (NYSE:CNH) today reported third quarter 2006 net income of $67 million, up 148 percent compared to net income of $27 million in the third quarter of 2005. Results include restructuring charges, net of tax, of $4 million in the third quarter of 2006, and $16 million in the third quarter of 2005. Third quarter diluted earnings per share were $0.28, compared with $0.12 per share in 2005. Before restructuring, net of tax, third quarter diluted earnings were $0.30 per share, compared with $0.19 per share in 2005.
“We were pleased at the continued strength of our construction equipment markets in the quarter outside of North America,” said Harold Boyanovsky, CNH president and chief executive officer. “Our Equipment Operations gross margin improvement has continued into the third quarter, up 1.8 percentage points compared with last year, despite slightly lower revenues, and is up 2.2 percentage points for the first nine months compared with last year. These results strengthen our confidence in our full year targets.”
Highlights for the quarter included the following:
•	Research and development spending increased 21% from the same period in 2005, reflecting CNH’s continued investments in product innovation and quality.

•	The company launched a new line of utility tractors to provide reliable power and economical simplicity in an affordable package for modest budgets and a new, expanded line of front-end loaders with industry leading visibility and a quick automatic lock which makes it easy to mount or dismount the loader without tools. In total, the company launched 15 new or upgraded products, as part of its ongoing product innovation and quality improvement initiatives.

•	As the company has continued to improve its product value positioning with customers, it was able to maintain pricing at a higher level than its total economics and currency related cost increases, resulting in another quarter of positive net price recovery for both Agricultural and Construction Equipment Operations.

•	To accelerate cost reduction activities, CNH today initiated new global initiatives, including the closure of its Belleville, PA and Goodfield, IL agricultural manufacturing facilities to improve manufacturing efficiencies. Production from these two plants will be relocated to other existing facilities in North America and Poland (which will assume full responsibility for production of European balers).

•	In September, Rubin J. McDougal was appointed Chief Financial Officer, succeeding Michel Lecomte who was appointed President of Parts and Services Operations. In addition, Randy Baker, Senior Vice President for Logistics and Supply Chain was appointed President of Case IH Agricultural Equipment, while retaining his Logistics and Supply Chain responsibilities ad-interim.
EQUIPMENT OPERATIONS — Third Quarter Financial Results
Net sales of equipment, comprising the company’s agricultural and construction equipment businesses, were $2.7 billion for 2006, compared to $2.8 billion for the same period in 2005. Net of currency variations, net sales decreased by 6% compared with the prior year.
Agricultural Equipment Net Sales
•	Increased sales of tractors, specialty harvesting and hay & forage products were offset by lower sales of combines, reflecting the combine industry declines in the North and Latin American and Rest of World markets, resulting in a 7% decline in Agricultural equipment net sales to $1.7 billion, compared with the prior year. Excluding currency variations, net sales were down 10%.

•	Net sales were up 16% in Latin America and up 3% in Western Europe, excluding currency variations. Net sales in North America and Rest of World markets declined by 23% and 2% respectively, excluding currency variations.

•	Case IH introduced new or upgraded products including an upgraded MX Magnum tractor in Brazil, new compact tractors with cabs, an upgraded JX utility tractor, an upgraded Axial-Flow combine for Latin America and upgraded and re-powered models of sprayers.

•	New Holland introduced new or upgraded products including new compact tractors featuring “Super Suite” cabs, new utility tractor loaders, a new line of

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economy utility tractors for the North American market and a new mid-size combine in Brazil.

•	Worldwide production of agricultural tractors and combines was approximately 7% lower than retail unit sales in the quarter, following the company’s normal seasonal pattern to decrease company and dealer inventories after the spring selling season.
Construction Equipment Net Sales
•	Increased sales of light construction equipment products, including the new line of compact tracked loaders led a 4% increase in net sales of construction equipment to approximately $1 billion, compared to last year. Net sales were up 1% excluding currency variations.

•	Net sales increased 18% in Western Europe in a strong industry environment, 21% in Latin America and 8% in Rest-of-World markets, excluding currency variations. Net sales in North America declined 12%, excluding currency variations, in a weaker industry environment.

•	New Holland Construction Equipment introduced re-powered and upgraded dozers in Europe and Latin America with increased pushability and leveling performance.

•	Sales in the quarter were constrained as overall component demand outstripped CNH’s supply base’s installed capacity, creating some temporary parts shortages such as hydraulic components for excavators.

•	Worldwide production was approximately 2% lower than retail unit sales in the quarter.
Gross Margin
Equipment Operations gross margin (defined as net sales of equipment less cost of goods sold) for agricultural and construction equipment increased by 8% to $470 million, compared to the third quarter of 2005. As a percent of net sales, gross margin increased 1.8 percentage points to 17.5%.
•	Agricultural equipment gross margin increased in both dollars and as a percent of net sales compared to the prior year. Positive price recovery and other actions, more than offset the impact of company actions to reduce dealer and company inventories and weaker combine industry volumes.

•	Construction equipment gross margin also increased in both dollars and as a percent of net sales. Positive price recovery and manufacturing efficiencies contributed to the improvement.
Industrial Operating Margin
Equipment Operations industrial operating margin (defined as net sales of equipment, less cost of goods sold, SG&A and R&D costs) increased 21% to $158 million, or 5.9% of net sales, compared to $131 million or 4.7% of net sales in the third quarter of 2005. The higher gross margin noted above drove the improvement, while SG&A costs as a percent of sales were unchanged from the prior year. Increased investments in R&D to increase product innovation by brand and to improve product quality were a partial offset.

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Adjusted EBITDA
Adjusted EBITDA for Equipment Operations (defined as net income excluding net interest expense, income tax provision (benefit), depreciation and amortization and restructuring) increased 16% to $185 million, or 6.9% of net sales, compared to $160 million in 2005, or 5.8% of net sales. Interest coverage, on a last 12 months basis (defined as adjusted EBITDA for the past 12 months divided by net interest expense for the past 12 months) was 5.0 times for the period ended September 30, 2006, compared with 3.2 times for the same period ended September 30, 2005.
FINANCIAL SERVICES — Third Quarter Financial Results
Financial Services operations reported a 19% increase in net income, to $62 million, reflecting portfolio growth and higher gains on asset backed securitizations partially offset by the impact of higher funding costs and higher SG&A and other expense.
CNH Year-to-Date Financial Results
CNH’s net income for the nine months rose 65% to $257 million, compared to $156 million for 2005. Results include restructuring charges, net of tax, of $13 million in 2006, and $24 million in 2005. Nine month diluted earnings per share increased 63% to $1.09, compared to $0.67 per share in 2005. Before restructuring, net of tax, diluted earnings per share were $1.15, compared with $0.77 per share in 2005.
EQUIPMENT OPERATIONS — Year-to-Date Financial Results
Net sales of equipment, comprising the company’s agricultural and construction equipment businesses, were $9.1 billion, compared to $9.0 billion in 2005. Net of currency variations, net sales increased by 1% over the prior year.
Adjusted EBITDA for Equipment Operations increased by 19% to $671 million, or 7.4% of net sales, compared to $564 million in 2005, or 6.3% of net sales.
FINANCIAL SERVICES — Year-to-Date Financial Results
Financial Services operations reported 12% higher net income of $163 million, compared to $145 million last year, reflecting portfolio growth and higher gains on asset backed securitizations partially offset by higher Brazilian agricultural equipment credit losses, higher funding costs and higher SG&A and other expense.
NET DEBT AND OPERATING CASH FLOW
Equipment Operations Net Debt (defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables) was $378 million on September 30, 2006, compared to $137 million at June 30, 2006, $719 million at December 31, 2005 and $839 million at September 30, 2005. Net debt to net capitalization was 6.6% at September 30, 2006, down from12.5% at December 31, 2005. As of September 30, 2006, CNH had 235.9 million common shares outstanding.
In the quarter, net debt increased by $241 million principally because of $180 million of cash used by operating activities, primarily increased working capital, and $58 million of

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capital expenditures. Working capital (defined as accounts and notes receivable, excluding inter-segment notes receivable, plus inventories less accounts payables), net of currency variations, increased by approximately $178 million in the quarter. Payables declined more rapidly than total receivables and inventories in the period which included numerous plant vacation shut-downs, particularly in Europe. At incurred currency rates, working capital at September 30, 2006 was $2.241 billion, up $173 million from $2.068 billion at December 31, 2005 but down $56 million from $2.297 billion at September 30, 2005.
In July, CNH’s wholly owned subsidiary, Case New Holland, Inc. exchanged 100% of its 7.125% Senior Notes due 2014 issued in a first quarter 2006 private offering, for new 7.125% Senior Notes due 2014 that have been registered under the Securities Act of 1933, as amended.
Financial Services Net Debt decreased by $732 million to $4.2 billion at September 30, 2006 from June 30, 2006, reflecting primarily the proceeds of its $1.3 billion U.S. retail asset backed securitization transaction completed during the quarter.
AGRICULTURAL EQUIPMENT MARKET OUTLOOK FOR FULL YEAR 2006
CNH believes that worldwide industry unit retail sales of agricultural tractors will be 5 to 10% higher than in 2005, driven by an expected 20% increase in Rest-of-World markets. Industry unit retail sales of under-40 horsepower tractors in North America are expected to be down as much as 5% from 2005 levels. Sales of over-40 horsepower tractors in North America also are expected to be down as much as 5% from 2005, with industry sales of 40 to 100 horsepower tractors at approximately the same level as last year and sales of over 100 horsepower tractors down 15 to 18%. Agricultural tractor markets in Western Europe are expected to be at approximately the same levels as in 2005 and markets in Latin America could be down as much as 5%.
Worldwide industry unit retail sales of combine harvesters may be down 10 to 15%. Western European and Rest-of-World markets could be flat to down as much as 5%, while industry sales in North America could be down as much as 10%. Industry sales in Latin America are expected to be down 35 to 40%.
CONSTRUCTION EQUIPMENT MARKET OUTLOOK FOR FULL YEAR 2006
CNH believes that worldwide industry unit retail sales of construction equipment will be stronger than in 2005. Worldwide industry sales of heavy construction equipment are expected to increase by 10 to 15%, led by increases of 15 to 20% in Rest-of-World markets and Latin America. Industry unit sales in Western Europe and in North America could be up 5 to 10% compared with 2005.
Worldwide industry unit retail sales of light construction equipment could be up as much as 10%, with Western Europe up 10 to 15%, Rest-of-World markets up as much as 20%

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and markets in Latin America up 25 to 30%. In North America, industry sales are expected to be at about the same level as in full year 2005.
CNH OUTLOOK FOR FULL YEAR 2006
CNH expects its net sales of equipment to increase in the range of 2 to 4%. Results of pricing and margin improvement initiatives at Equipment Operations through the first nine months will continue to drive better results in the fourth quarter. New products are expected to improve sales volumes, beginning in the fourth quarter. Profitability at Financial Services is expected to be up 5 to 10% compared with 2005 and results of CNH’s joint ventures are now expected to record additional improvements over 2005. The benefit of this improvement at Equipment Operations will be partially offset by an increase in CNH’s effective tax rate, as previously stated.
CNH now anticipates that 2006 diluted earnings per share, before restructuring, net of tax, should be in the range of $1.40 to $1.50, compared with $0.95 per share for 2005.
CNH is planning to undertake new actions around the globe aimed at readjusting the organizational structure to evolving business needs. These actions include optimizing its North American Agricultural Equipment manufacturing footprint to drive efficiency. CNH anticipates that the cost of all these actions, in total, will be approximately $100 million before tax. Approximately $70 million, before tax, is expected to be recognized in the fourth quarter of 2006, with the balance to be recognized in 2007 and beyond. This will increase 2006 full-year restructuring costs, net of tax, to approximately $110 million.
The company’s previously announced $120 million contribution to its U.S. defined benefit pension plan was made in April, 2006. After considering this contribution, Equipment Operations continues to expect to reduce its year-end 2006 level of net debt by approximately $400 million, as compared with year-end 2005.
Adoption of the FASB’s SFAS No. 158 at year-end 2006, which will require CNH to recognize the full funded status of its pension and other post retirement benefit plans liability on its balance sheet, could result in a estimated reduction, based on 2005 actual results, of CNH’s Shareholders’ Equity of approximately $550 million, net of tax.
###
CNH management will hold a conference call later today to review its third quarter results. The conference call Webcast will begin at approximately 9:00 a.m. U.S. Central Time; 10:00 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s Web site at www.cnh.com and is being carried by CCBN.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI; NYSE:FIA), More information about CNH and its Case and New Holland products can be found online at www.cnh.com.
Forward-looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,”, “could”, “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings of our debt securities and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2005.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

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CNH Global N.V.
Estimates of Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E	L.A.	ROW
	‘06 B(W)	‘06 B(W)	‘06 B(W)	‘06 B(W)	‘06 B(W)
First Quarter 2006 Industry Unit Sales Revised Estimate Compared with First Quarter 2005 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	6%	n/a	n/a	n/a
- Over 40 horsepower	n/a	4%	n/a	n/a	n/a
Total Tractors	21%	5%	2%	(11)%	51%
Combine Harvesters	(11)%	8%	(8)%	(36)%	0%
Total Tractors and Combines	20%	5%	2%	(14)%	50%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	5%	0%	(15)%	15%	23%
Skid Steer Loaders	6%	2%	3%	67%	23%
Other Light Equipment	23%	49%	14%	71%	20%
Total Light Equipment	15%	15%	9%	29%	21%
Total Heavy Equipment	20%	25%	4%	28%	25%
Total Light & Heavy Equipment	17%	18%	8%	29%	23%

Second Quarter 2006 Industry Unit Sales Revised Estimate Compared with Second Quarter 2005 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(2)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	(4)%	n/a	n/a	n/a
Total Tractors	11%	(2)%	(2)%	(3)%	39%
Combine Harvesters	(2)%	(2)%	(4)%	(47)%	13%
Total Tractors and Combines	11%	(2)%	(2)%	(5)%	38%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	3%	(16)%	(11)%	56%	28%
Skid Steer Loaders	(4)%	(10)%	7%	4%	16%
Other Light Equipment	17%	24%	11%	29%	23%
Total Light Equipment	9%	(1)%	8%	39%	23%
Total Heavy Equipment	8%	(1)%	8%	13%	16%
Total Light & Heavy Equipment	8%	(1)%	8%	25%	19%

Third Quarter 2006 Industry Unit Sales Preliminary Estimate Compared with Third Quarter 2005 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(9)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	(7)%	n/a	n/a	n/a
Total Tractors	(0)%	(8)%	(1)%	1%	7%
Combine Harvesters	(16)%	(18)%	1%	(39)%	(11)%
Total Tractors and Combines	(1)%	(9)%	(1)%	(2)%	6%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	5%	(15)%	(0)%	26%	30%
Skid Steer Loaders	(11)%	(18)%	1%	8%	4%
Other Light Equipment	15%	7%	20%	42%	13%
Total Light Equipment	6%	(9)%	16%	21%	15%
Total Heavy Equipment	11%	(2)%	15%	24%	19%
Total Light & Heavy Equipment	8%	(7)%	16%	23%	17%

CNH Global N.V.
Estimates of Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E	L.A.	ROW
	‘06 B(W)	‘06 B(W)	‘06 B(W)	‘06 B(W)	‘06 B(W)
First Quarter 2006 Industry Unit Sales Revised Estimate Compared with First Quarter 2005 Actual

Fourth Quarter 2006 Industry Unit Sales Forecast Compared with Fourth Quarter 2005 Actual
Agricultural Equipment:
Agricultural Tractors	(5-10)%	(5-10)%	FLAT	(0-5)%	(10-15)%
Combine Harvesters	(15-20)%	~(15)%	(0-5)%	(35-40)%	(15-20)%

Construction Equipment:
Total Light Equipment	5-10%	FLAT	5-10%	~20%	15-20%
Total Heavy Equipment	5-10%	5-10%	0-5%	10-15%	10-15%

Full Year 2006 Industry Unit Sales Forecast Compared with Full Year 2005 Actual
Agricultural Equipment:
Agricultural Tractors	5-10%	(0-5)%	FLAT	(0-5)%	~20%
Combine Harvesters	(10-15)%	~(10)%	(0-5)%	(35-40)%	FLAT

Construction Equipment:
Total Light Equipment	~10%	0-5%	10-15%	25-30%	~20%
Total Heavy Equipment	10-15%	5-10%	5-10%	15-20%	15-20%

(1)	Excluding India

CNH Global N.V.
Revenues and Net Sales
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
			%			%
	2006	2005	Change	2006	2005	Change
	(In Millions)
Revenues:
Net sales
Agricultural equipment	$1,695	$1,818	(7%)	$5,905	$6,050	(2%)
Construction equipment	984	950	4%	3,221	2,935	10%

Total net sales	2,679	2,768	(3%)	9,126	8,985	2%

Financial services	253	204	24%	705	575	23%
Eliminations and other	(10)	(10)		(44)	(24)

Total revenues	$2,922	$2,962	(1%)	$9,787	$9,536	3%

Net sales:
North America	$1,121	$1,366	(18%)	$4,197	$4,356	(4%)
Western Europe	884	785	13%	2,798	2,751	2%
Latin America	237	191	24%	715	569	26%
Rest of World	437	426	3%	1,416	1,309	8%

Total net sales	$2,679	$2,768	(3%)	$9,126	$8,985	2%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED INCOME STATEMENTS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	September 30,		September 30,		September 30,
	2006	2005	2006	2005	2006	2005
			(In Millions, except per share data)
Revenues
Net sales	$2,679	$2,768	$2,679	$2,768	$—	$—
Finance and interest income	243	194	51	32	253	204

Total	2,922	2,962	2,730	2,800	253	204

Costs and Expenses
Cost of goods sold	2,209	2,334	2,209	2,334	—	—
Selling, general and administrative	279	281	221	228	58	53
Research and development	91	75	91	75	—	—
Restructuring	4	19	4	19	—	—
Interest expense	153	136	82	82	94	69
Interest compensation to Financial Services	—	—	55	42	—	—
Other, net	89	69	59	43	14	11

Total	2,825	2,914	2,721	2,823	166	133

Income (loss) before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	97	48	9	(23)	87	71
Income tax provision	39	25	11	3	27	22
Minority interest	3	7	3	7	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	2	3	62	52	2	3
Equipment Operations	10	8	10	8	—	—

Net income	$67	$27	$67	$27	$62	$52

Weighted average shares outstanding:
Basic	235.8	134.4

Diluted	236.0	234.6

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$0.30	$0.19

EPS	$0.28	$0.12

Diluted:
EPS before restructuring, net of tax	$0.30	$0.19

EPS	$0.28	$0.12

Dividends per share	$—	$—

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED INCOME STATEMENTS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Nine Months Ended		Nine Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,
	2006	2005	2006	2005	2006	2005
			(In Millions, except per share data)
Revenues
Net sales	$9,126	$8,985	$9,126	$8,985	$—	$—
Finance and interest income	661	551	136	90	705	575

Total	9,787	9,536	9,262	9,075	705	575

Costs and Expenses
Cost of goods sold	7,482	7,568	7,482	7,568	—	—
Selling, general and administrative	911	871	737	718	174	153
Research and development	271	221	271	221	—	—
Restructuring	15	30	15	30	—	—
Interest expense	448	402	255	252	258	190
Interest compensation to Financial Services	—	—	171	115	—	—
Other, net	272	208	178	138	39	29

Total	9,399	9,300	9,109	9,042	471	372

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	388	236	153	33	234	203
Income tax provision	161	95	83	30	77	65
Minority interest	17	19	17	19	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	6	7	163	145	6	7
Equipment Operations	41	27	41	27	—	—

Net income	$257	$156	$257	$156	$163	$145

Weighted average shares outstanding:
Basic	205.8	134.2

Diluted	236.0	234.3

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$1.31	$0.89

EPS	$1.25	$0.79

Diluted:
EPS before restructuring, net of tax	$1.15	$0.77

EPS	$1.09	$0.67

Dividends per share	$0.25	$0.25

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2006	2005	2006	2005	2006	2005
	(In Millions)
Assets
Cash and cash equivalents	$1,133	$1,245	$784	$858	$349	$387
Deposits in Fiat affiliates cash management pools	697	580	695	578	2	2
Accounts, notes receivable and other - net	6,405	5,841	1,276	1,243	5,179	4,670
Intersegment notes receivable	—	—	1,186	1,067	—	—
Inventories	2,780	2,466	2,780	2,466	—	—
Property, plant and equipment - net	1,312	1,311	1,303	1,303	9	8
Equipment on operating leases - net	220	180	—	—	220	180
Investment in Financial Services	—	—	1,715	1,587	—	—
Investments in unconsolidated affiliates	443	449	346	353	97	96
Goodwill and intangibles	3,134	3,163	2,988	3,018	146	145
Other assets	2,264	2,083	1,631	1,486	633	597

Total Assets	$18,388	$17,318	$14,704	$13,959	$6,635	$6,085

Liabilities and Equity
Short-term debt	$1,331	$1,522	$605	$826	$726	$696
Intersegment short-term debt	—	—	—	—	1,089	1,067
Accounts payable	1,840	1,609	1,815	1,641	63	32
Long-term debt, including current maturities	5,098	4,765	2,438	2,396	2,660	2,369
Intersegment long-term debt	—	—	—	—	97	—
Accrued and other liabilities	4,743	4,370	4,470	4,044	285	334

Total Liabilities	13,012	12,266	9,328	8,907	4,920	4,498
Shareholders’ equity	5,376	5,052	5,376	5,052	1,715	1,587

Total Liabilities and Equity	$18,388	$17,318	$14,704	$13,959	$6,635	$6,085

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables (“Net Debt”)	$4,599	$4,462	$378	$719	$4,221	$3,743

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Nine Months Ended		Nine Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,
	2006	2005	2006	2005	2006	2005
	(In Millions)
Operating Activities:
Net income	$257	$156	$257	$156	$163	$145
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	230	222	197	186	33	36
Intersegment activity	—	—	(84)	23	84	(23)
Changes in operating assets and liabilities	(170)	(124)	77	283	(247)	(407)
Other, net	126	113	77	36	(41)	(8)

Net cash from operating activities	443	367	524	684	(8)	(257)

Investing Activities:
Expenditures for property, plant and equipment	(117)	(83)	(114)	(81)	(3)	(2)
Expenditures for equipment on operating leases	(111)	(71)	—	—	(111)	(71)
Net (additions) collections from retail receivables and related securitizations	(118)	241	—	—	(118)	241
Net (deposits in) withdrawals from Fiat affiliates cash management pools	(84)	521	(84)	514	—	7
Other, net	38	69	(3)	(9)	41	78

Net cash from investing activities	(392)	677	(201)	424	(191)	253

Financing Activities:
Intersegment activity	—	—	(119)	(400)	119	400
Net increase (decrease) in indebtedness	(121)	(1,004)	(216)	(665)	95	(339)
Dividends paid	(59)	(34)	(59)	(34)	(73)	(60)
Other, net	(9)	—	(9)	—	—	—

Net cash from financing activities	(189)	(1,038)	(403)	(1,099)	141	1

Other, net	26	23	6	(5)	20	28

Increase (decrease) in cash and cash equivalents	(112)	29	(74)	4	(38)	25
Cash and cash equivalents, beginning of period	1,245	931	858	637	387	294

Cash and cash equivalents, end of period	$1,133	$960	$784	$641	$349	$319

     See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
1.	Principles of Consolidation and Basis of Presentation — The accompanying unaudited condensed consolidated financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP for complete financial statements. These financial statements should therefore be read in conjunction with the audited, consolidated financial statements and notes thereto for the year ended December 31, 2005 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2006.
CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of September 30, 2006, Fiat owned approximately 90% of CNH’s outstanding common shares.
The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method basis. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services businesses.
Reclassifications
Certain reclassifications of prior year amounts have been made in order to conform to the current year presentation.
New Accounting Pronouncements
In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. CNH is in the process of determining the impact FIN 48 will have on its financial position and results of operations upon adoption.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS No. 158”). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet. As a company with publicly traded equity securities, CNH is required to initially recognize the funded status of its defined benefit pension and other postretirement plans and to provide the disclosure required by SFAS No. 158 as of December 31, 2006. CNH currently measures its plan assets

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
and benefit obligations as of the end of its fiscal year. As a result, the measurement date provisions of SFAS No. 158 are not expected to have an impact on CNH. While CNH has not yet determined the full impact implementation of SFAS No. 158 will have on its financial position or results of operations, CNH estimates, based on data for its defined benefit pension and other postretirement plans as of December 31, 2005, the impact of adopting SFAS No. 158 would be a decrease in shareholders’ equity of approximately $550 million, net of tax.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. CNH has not yet determined the impact, if any, the implementation of SFAS No. 157 may have on its financial position or results of operations.
In September 2006, the SEC issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material and therefore must be quantified. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006. CNH has not yet determined the effect, if any, that the application of SAB No. 108 will have on its financial position or results of operations.
2.	Stock-Based Compensation Plans — CNH has stock-based employee compensation plans which are described more fully in “Note 18: Option and Incentive Plans”, to our 2005 Form 20-F. In January 2006, CNH adopted SFAS No. 123 Revised, “Share Based Payment” (“SFAS No. 123 Revised”). SFAS No. 123 Revised requires the use of a fair value based method of accounting for stock-based employee compensation. The statement has been applied using a Modified Prospective Method, under which compensation cost is recognized beginning on the effective date and continuing until participants are fully vested. Adopting SFAS No. 123 Revised did not have a material impact on the Company’s financial statements.
In September 2006, CNH granted approximately 2.2 million performance based non-vested share awards which will result in an estimated expense over the vesting period of approximately $40 million under its Equity Incentive Plan (“EIP”). These shares will cliff vest when 2008 results are finalized (estimated to be February 2009) if specified fiscal year 2008 targets are achieved. If specified targets are not achieved, the shares granted will not vest. The grant date fair value of $21.14 per share was based on the fair market value of CNH’s common shares on the date of grant, adjusted for the estimated impact of dividends during the vesting period which are not available to participants.
Also in September 2006, CNH granted approximately 2.0 million performance based stock options which will result in an estimated expense over the vesting period of approximately $10 million (at targeted performance levels) under its EIP. One-third of the options will vest when 2006 results are finalized (estimated to be February 2007) if specified fiscal 2006 targets are achieved. The remaining options will vest equally on the first and second anniversary of the initial vesting date. The actual number of shares vesting may exceed 2.0 million if CNH’s performance exceeds targets; however, if minimum target levels are not achieved, the options will not vest. The grant date fair value of $5.78 per option was determined using the Black-Scholes pricing model.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
The assumptions used in this model were:

Risk-free interest rate	4.52%
Expected volatility	34.71%
Expected life	3.25 years
Dividend yield	1.34%
The risk-free interest rate was based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility was based on the historical activity of CNH’s common shares looking back over a period equal to the expected life of the options. The expected life was based on the average of the vesting term of 30 months and the original contract term of five years. The expected dividend yield was based on the annual dividend of $.25 per share which has been paid on CNH’s common shares over the last three years.
3.	Accounts and Notes Receivable — In CNH’s receivable asset securitization programs, retail finance receivables are sold to limited purpose, bankruptcy remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities sold by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. The amounts outstanding under these programs were $5.0 billion and $4.7 billion at September 30, 2006 and December 31, 2005, respectively. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse. As of September 30, 2006 and December 31, 2005, $3.6 billion and $3.1 billion, respectively remained outstanding under these programs.
Included in the securitized or discounted wholesale receivables without recourse amount noted above is a wholesale securitization program in Europe under which Equipment Operations entities sell receivables while a Financial Services subsidiary subscribes to notes representing undivided retained interests. At September 30, 2006 and December 31, 2005, the amounts outstanding under this program were $763 million and $709 million, respectively and Financial Services had an undivided retained interest of $258 million and $251 million, respectively.
4.	Inventories — Inventories as of September 30, 2006 and December 31, 2005 consist of the following:

	September 30,	December 31,
	2006	2005
	(in Millions)
Raw materials	$594	$494
Work-in-process	279	195
Finished goods and parts	1,907	1,777

Total Inventories	$2,780	$2,466

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
5.	Goodwill and Intangibles — The following table sets forth changes in goodwill and intangibles for the nine months ended September 30, 2006:

			Foreign
	Balance at		Currency	Balance at
	January 1,		Translation	September 30,
	2006	Amortization	and Other	2006
	(in Millions)
Goodwill	$2,388	$—	$3	$2,391
Intangibles	775	(37)	5	743

Total Goodwill and Intangibles	$3,163	$(37)	$8	$3,134

As of September 30, 2006 and December 31, 2005, the Company’s intangible assets and related accumulated amortization consisted of the following:

	Weighted	September 30, 2006			December 31, 2005
	Average		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net
		(in Millions)
Intangible assets subject to amortization:
Engineering drawings	20	$335	$125	$210	$335	$107	$228
Dealer network	25	216	64	152	216	55	161
Software	5	57	39	18	50	29	21
Other	10-30	121	57	64	116	50	66

		729	285	444	717	241	476

Intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Pension		26	—	26	26	—	26

		$1,028	$285	$743	$1,016	$241	$775

CNH recorded amortization expense of approximately $37 million for the nine months ended September 30, 2006. CNH recorded amortization expense of approximately $46 million for the year ended December 31, 2005. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the years 2006 to 2010 is approximately $50 million. As acquisitions and dispositions occur in the future and as currency fluctuates, these amounts may vary.
Any reduction in valuation allowances recorded against deferred tax assets of Case Corporation (now known as CNH America LLC) and its subsidiaries as of the Case Corporation acquisition date have in the past and will, in the future, be treated as a reduction of goodwill and will not impact future periods’ tax expense.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
6.	Debt — The following table sets forth total debt and total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable (“Net Debt”) as of September 30, 2006 and December 31, 2005:

	Consolidated		Equipment Operations		Financial Services
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2006	2005	2006	2005	2006	2005
	(in Millions)
Short-term debt:
With Fiat Affiliates	$582	$565	$435	$479	$147	$86
Other	749	957	170	347	579	610
Intersegment	—	—	—	—	1,089	1,067

Total short-term debt	1,331	1,522	605	826	1,815	1,763

Long-term debt:
With Fiat Affiliates	88	546	—	374	88	172
Other	5,010	4,219	2,438	2,022	2,572	2,197
Intersegment	—	—	—	—	97	—

Total long-term debt	5,098	4,765	2,438	2,396	2,757	2,369

Total debt:
With Fiat Affiliates	670	1,111	435	853	235	258
Other	5,759	5,176	2,608	2,369	3,151	2,807
Intersegment	—	—	—	—	1,186	1,067

Total debt	6,429	6,287	3,043	3,222	4,572	4,132

Less:
Cash and cash equivalent	1,133	1,245	784	858	349	387
Deposits in Fiat affiliates cash management pools	697	580	695	578	2	2
Intersegment notes receivable	—	—	1,186	1,067	—	—

Net Debt	$4,599	$4,462	$378	$719	$4,221	$3,743

At September 30, 2006, CNH had approximately $3.5 billion available under $6.7 billion total lines of credit and asset-backed facilities.
On March 3, 2006, Case New Holland, Inc. (“Case New Holland”) completed a private offering of $500 million of debt securities at an annual fixed rate of 7.125% (the “7.125% Senior Notes”). The 7.125% Senior Notes, which are fully and unconditionally guaranteed by CNH and certain of our direct and indirect subsidiaries, are due 2014. Proceeds from the offering are being used to refinance debt. In July 2006, Case New Holland completed an exchange offer for the 7.125% Senior Notes.
CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice, and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.
7.	Income Taxes — For the three months ended September 30, 2006 and 2005, effective income tax rates were 40.2% and 52.1%, respectively. For the nine months ended September 30, 2006 and 2005, effective income tax rates were 41.5% and 40.3%, respectively. For 2006, tax rates differ from the Dutch statutory rate of 29.6% due primarily to the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, the impact of utilizing tax losses against which valuation allowances were recorded, and higher tax rates in certain jurisdictions.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
For 2005, tax rates differ from the Dutch statutory rate of 31.5% due primarily to the recording of valuation allowances discussed below and the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, offset by the tax settlement also discussed below. In the third quarter of 2005, CNH reached an agreement with a government regarding tax positions taken during 2000, which resulted in a reduction of tax expense and previously provided tax liabilities. Also during the third quarter of 2005, additional tax expense was recognized in certain entities as valuation reserves were established against previously recognized tax assets due to a current evaluation of recent results of operations and anticipated future operations at these entities.
8.	Restructuring — During the three and nine months ended September 30, 2006 and 2005, CNH expense and utilization related to restructuring was as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(in Millions)
Balance, beginning of period	$51	$30	$47	$47
Expense	4	19	15	30
Utilization	(7)	(16)	(20)	(41)
Forign currency translation and other	—	—	6	(3)

Balance, end of period	$48	$33	$48	$33

Restructuring expense primarily relates to severance and other costs incurred due to headcount reductions, plant closures and CNH’s announced brand initiatives. Utilization primarily represents payments of involuntary employee severance costs and costs related to the closing of facilities.
CNH is planning to undertake new actions around the globe aimed at readjusting its organizational structure to evolving business needs. These actions include optimizing its North American Agricultural Equipment manufacturing footprint to drive efficiency. CNH anticipates that the cost of all these actions, in total, will be approximately $100 million before tax. Approximately $70 million, before tax, is expected to be recognized in the fourth quarter of 2006, with the balance to be recognized in 2007 and beyond.
9.	Commitment — CNH pays for normal warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the nine months ended September 30, 2006 for this commitment is as follows:

Balance, January 1, 2006	$192
Current year provision	252
Claims paid and other adjustments	(203)

Balance, September 30, 2006	$241

10.	Shareholders’ Equity — Pursuant to their terms, the 8 million shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006 in a non-cash transaction.
Shareholders approved a dividend of $0.25 per common share which was paid on May 5, 2006 to shareholders of record at the close of business on April 28, 2006.
During the nine months ended September 30, 2006 and 2005, Financial Services paid dividends of $73 million and $60 million, respectively to Equipment Operations.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
11.	Earnings per Share — In accordance with the requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB No. 128, Earnings per Share” (“EITF No. 03-06”), undistributed earnings, which represents net income, less dividends paid to common shareholders, were allocated to the Series A Preferred Shares when they were outstanding, based on the dividend yield of the common shares, which was impacted by the price of the Company’s common shares. For purposes of the basic earnings per share calculation, CNH used the average closing price of the Company’s common shares over the last thirty trading days of the period (“Average Stock Price”). As of September 30, 2005, the Average Stock Price was $21.34 per share. Subsequent to the conversion of the Series A Preferred Stock, no allocation of earnings to the Series A Preferred Stock is required.
As of September 30, 2006, CNH had approximately 235.9 million common shares issued and outstanding. The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the three and nine months ended September 30, 2006 and 2005:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(in Millions, except per share data)
Basic:
Net income	$67	$27	$257	$156
Dividend to common shareholders ($0.25 per share)	—	—	—	(34)

Undistributed earnings	67	27	257	122
Earnings allocated to Series A Preferred Stock	—	(11)	—	(50)

Earnings available to common shareholders	67	16	257	72
Dividend to common shareholders	—	—	—	34

Net income available to common shareholders	$67	$16	$257	$106

Weighted average common shares outstanding - basic	235.8	134.4	205.8	134.2

Basic earnings per share	$0.28	$0.12	$1.25	$0.79

Diluted:
Net income	$67	$27	$257	$156

Weighted average common shares outstanding - basic	235.8	134.4	205.8	134.2
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	—	100.0	29.7	100.0
Stock Compensation Plans	0.2	0.2	0.5	0.1

Weighted average common shares outstanding - diluted	236.0	234.6	236.0	234.3

Diluted earnings per share	$0.28	$0.12	$1.09	$0.67

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
12.	Comprehensive Income (Loss) — The components of comprehensive income (loss) for the three and nine months ended September 30, 2006 and 2005 are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(in Millions)
Net income	$67	$27	$257	$156
Other Comprehensive income (loss), net of tax
Cumulative translation adjustment	(22)	36	64	(37)
Deferred gains (losses) on derivative financial instruments	(7)	10	48	(67)
Unrealized gains (losses) on retained interests in securitized transactions	(3)	(1)	5	(10)
Minimum pension liability adjustment	(1)	—	(11)	—

Total	$34	$72	$363	$42

13.	Segment Information — CNH has three reportable operating segments: Agricultural Equipment, Construction Equipment and Financial Services. CNH reportable segments are strategic business units that are each managed separately and offer different products and services. During late 2005, CNH reorganized its Equipment Operations into four distinct global brand structures, Case IH and New Holland in agricultural equipment and Case and New Holland Construction in construction equipment; however, as our Agricultural Equipment brands and our Construction Equipment brands individually continue to have similar operating characteristics including the nature of products and production processes, types of customers and methods of distribution, we continue to aggregate our Agricultural Equipment and Construction Equipment brands for segment reporting purposes.
A reconciliation from consolidated trading profit reported to Fiat under International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) to income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three and nine months ended September 30, 2006 and 2005 is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005(A)
	(in Millions)
Trading profit reported to Fiat under IFRS	$176	$158	$681	$679
Adjustments to convert from trading profit under IFRS to U.S. GAAP income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates:
Accounting for benefit plans	(22)	(28)	(73)	(192)
Accounting for intangible assets, primarily development costs	(17)	5	(28)	16
Restructuring	(4)	(19)	(15)	(30)
Net financial expense	(48)	(69)	(186)	(225)
Accounting for receivable securitizations and other	12	1	9	(12)

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$97	$48	$388	$236

(A)	- During the nine months ended September 30, 2005, CNH recognized $107 million of benefit plan amendment gains in trading profit under IFRS. Also see table below.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
     The following summarizes trading profit under IFRS by segment:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005(A)
	(in Millions)
Agricultural Equipment	$38	$33	$237	$233
Construction Equipment	57	50	222	128
Financial Services	81	75	222	211
Other	—	—	—	107

Trading profit under IFRS	$176	$158	$681	$679

(A)	- During the nine months ended September 30, 2005, CNH recognized benefit plan amendment gains in trading profit under IFRS. For comparitive purposes, the impact of these amendments is reflected on the line “Other” in the table above.
11.	14. Reconciliation of Non-GAAP Financial Measures — CNH, in its quarterly press release announcing results, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.
Net Income Before Restructuring and Earnings Per Share Before Restructuring, Net of Tax
CNH defines net income before restructuring, net of tax as U.S. GAAP net income, less U.S. GAAP restructuring charges, net of tax applicable to the restructuring charges.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
The following table reconciles net income to net income before restructuring, net of tax and the related pro-forma computation of earnings per share:

	Three Months Ended		Nine Month Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(in Millions, except per share data)
Basic:
Net income	$67	$27	$257	$156

Restructuring, net of tax:
Restructuring	4	19	15	30
Tax benefit	—	(3)	(2)	(6)

Restructuring, net of tax	4	16	13	24

Undistributed earnings before restructuring	71	43	270	180
Earnings allocated to Series A Preferred Stock	—	(18)	—	(60)

Net income available to common shareholders before restructuring, net of tax	$71	$25	$270	$120

Weighted average common shares outstanding - basic	235.8	134.4	205.8	134.2

Basic earnings per share before restructuring, net of tax	$0.30	$0.19	$1.31	$0.89

Diluted:
Net income before restructuring, net of tax	$71	$43	$270	$180

Weighted average common shares outstanding - basic	235.8	134.4	205.8	134.2
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	—	100.0	29.7	100.0
Stock Compensation Plans	0.2	0.2	0.5	0.1

Weighted average common shares outstanding - diluted	236.0	234.6	236.0	234.3

Diluted earnings per share before restructuring, net of tax	$0.30	$0.19	$1.15	$0.77

Industrial Gross and Operating Margin
CNH defines industrial gross margin as Equipment Operations net sales less cost of goods sold. CNH defines industrial operating margin as Equipment Operations gross margin less selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations industrial gross and operating margin.

	Three Months Ended				Nine Months Ended
	September 30,				September 30,
	2006		2005		2006		2005
	(in Millions)
Net sales	$2,679	100.0%	$2,768	100.0%	$9,126	100.0%	$8,985	100.0%
Less:
Cost of goods sold	2,209	82.5%	2,334	84.3%	7,482	82.0%	7,568	84.2%

Gross margin	470	17.5%	434	15.7%	1,644	18.0%	1,417	15.8%
Less:
Selling, general and administrative	221	8.2%	228	8.2%	737	8.1%	718	8.0%
Research and development	91	3.4%	75	2.7%	271	3.0%	221	2.5%

Industrial operating margin	$158	5.9%	$131	4.7%	$636	7.0%	$478	5.3%

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Adjusted EBITDA
Adjusted EBITDA means Equipment Operations net income (loss) excluding (I) net interest expense, (II) income tax provision (benefit) (III) depreciation and amortization and (IV) restructuring. Net interest expense for Equipment Operations means (I) interest expense (excluding interest compensation to Financial Services) less (II) finance and interest income.
Adjusted EBITDA does not represent cash flows from operations as defined by U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income or net cash from operating activities under U.S. GAAP for purposes of evaluating results of operations and cash flows.
The following table reconciles Equipment Operations net cash from operating activities, the U.S. GAAP financial measure which we believe to be most directly comparable, to adjusted EBITDA.

	Three Months Ended		Nine Months Ended		Twelve Months Ended
	September 30,		September 30,		September 30,
	2006	2005	2006	2005	2006	2005
			(in Millions)
Net Cash from Operating Activities	$(180)	$59	$524	$684	$689	$858
Net Interest Expense:
Interest Expense	82	82	255	252	344	342
Less: Finance and Interest Income	(51)	(32)	(136)	(90)	(175)	(117)

Net Interest Expense	31	50	119	162	169	225
Income Tax Provision	11	3	83	30	77	7
Restructuring:
Equipment Operations	4	19	15	30	56	61
Financial Services	—	—	—	—	2	1
Change in Other Operating Activities	319	29	(70)	(342)	(151)	(423)

Adjusted EBITDA	$185	$160	$671	$564	$842	$729

Net sales	$2,679	$2,768	$9,126	$8,985	$11,947	$11,816

Adjusted EBITDA as a % of net sales	6.9%	5.8%	7.4%	6.3%	7.0%	6.2%

Interest Coverage Ratio
CNH defines interest coverage for Equipment Operations as adjusted EBITDA, as defined above, divided by net interest expense, as defined above.
The following table details the computation of Equipment Operations interest coverage ratio.

	Twelve Months Ended
	September 30,
	2006	2005
	(in Millions, except ratios)
Adjusted EBITDA	$842	$729

Net Interest Expense	$169	$225

Interest Coverage Ratio	5.0	3.2

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Net Debt
Net debt is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of net debt is shown below:

	Equipment Operations				Financial Services
	September 30,	June 30,	December 31,	September 30,	September 30,	June 30,
	2006	2006	2005	2005	2006	2006
			(in Millions)
Total debt	$3,043	$3,255	$3,222	$3,550	$4,572	$5,298
Less:
Cash and cash equivalent	784	752	858	641	349	342
Deposits in Fiat affiliates cash management pools	695	614	578	580	2	3
Intersegment notes receivables	1,186	1,752	1,067	1,490	—	—

Net debt	$378	$137	$719	$839	$4,221	$4,953

Net Debt to Net Capitalization
Net Capitalization is defined as the summation of Net Debt and Total Shareholders’ Equity.
The calculation of Equipment Operations Net Debt and Net Debt to Net Capitalization as of September 30, 2006 and December 31, 2005 is shown below:

	September 30,	December 31,
	2006	2005
	(in Millions)
Net debt (as computed above)	$378	$719
Total shareholders’ equity	5,376	5,052

Net capitalization	$5,754	$5,771

Net debt to net capitalization	6.6%	12.5%

The following table computes Equipment Operations Total Debt to Total Capitalization, the U.S. GAAP financial measure which we believe to be most directly comparable to Net Debt to Net Capitalization.

	September30,	December 31,
	2006	2005
	(in Millions)
Total debt	$3,043	$3,222
Total shareholders’ equity	5,376	5,052

Total capitalization	$8,419	$8,274

Total debt to total capitalization	36.1%	38.9%

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Working Capital
Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined, is significantly impacted by exchange rate movements. To demonstrate the impact of these movements, we have computed working capital as of September 30, 2006 and June 30, 2006 using December 31, 2005 exchange rates.
The calculation of Equipment Operations working capital is shown below:

		September 30,
		2006 at	June 30, 2006 at
	September 30,	December 31,	December 31,	December 31,	September 30,
	2006	2005 FX Rates	2005 FX Rates	2005	2005
	(in Millions)
Accounts, notes receivable and other - net - Third Party	$1,235	$1,179	$1,314	$1,233	$1,323
Accounts, notes receivable and other - net - Intersegment	41	41	22	10	14

Accounts, notes receivable and other - net - Total	1,276	1,220	1,336	1,243	1,337

Inventories	2,780	2,675	2,552	2,466	2,610

Accounts payable - Third Party	(1,808)	(1,718)	(1,874)	(1,580)	(1,617)
Accounts payable - Intersegment	(7)	(7)	(22)	(61)	(33)

Accounts payable - Total	(1,815)	(1,725)	(1,896)	(1,641)	(1,650)

Working capital	$2,241	$2,170	$1,992	$2,068	$2,297

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
	By:	/s/ Camillo Rossotto
Camillo Rossotto
October 26, 2006		Treasurer